October 31, 2025

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Investment Management

100 F Street, N.E.
Washington, D.C. 20549

Re:	Valkyrie ETF Trust II File No. 811-23725

Dear Mr. Fox:

This letter responds to comments provided by the staff of the Securities and Exchange Commission (the “Staff”) on September 24, 2025 via telephone, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, regarding CoinShares Bitcoin and Ether ETF (“BTF”), CoinShares Bitcoin Leverage ETF (“BTFX”) and CoinShares Bitcoin Mining ETF (“WGMI”) (each a “Fund” and, collectively, the “Funds”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Fund’s Semi-Annual Report for the fiscal period ended March 31, 2025 (the “Semi-Annual Report”) as filed on Form N-CSR with the Staff on June 9, 2025.

Comment 1 – Form N-CSR – Item 1. Reports to Stockholders.

Please consider including a graphical representation of holdings showing the percentage of total exposure using notional amounts of futures contracts held.

Response to Comment 1

The registrant will include graphical representations of holdings showing the percentage of total exposure using notional amounts of futures contracts held in future annual and semi-annual reports filed on Form N-CSR.

Comment 2 – Form N-CSR – Item 7. Financial Statements and Financial Highlights for Open-End Investment Companies. – Notes to Financial Statements – Note 6. Other Related Party Transactions

Please supplementally disclose whether the Adviser is current on all payments to the Funds’ service providers. Please describe if the agreement filed with the Commission contains provisions whereby the Funds are contractually obligated to pay such services.

Response to Comment 2

As of the date of this correspondence, the Adviser is current on all payments to the Funds’ service providers. Pursuant to the investment advisory agreement between the Trust, on behalf of the Funds, and the Adviser, the Adviser is contractually obligated to pay all of the expenses of each Fund of the Trust (including the cost of transfer agency, sub-advisory, custody, fund administration, legal, audit and other services and license fees, if any). However, brokerage commissions and other expenses connected with the execution of portfolio transactions (including any net account or similar fees charged by futures commission merchants) are expressly carved out of the Fund expenses for which the Adviser is responsible.

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Please call me at (312) 845-3484 or my colleague James Audette at (312) 845-3421 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc:	James Audette, Esq., Chapman and Cutler LLP